UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Compton Petroleum Corporation
(Name of Issuer)

       Common Stock, no par value
(Titles of Class of Securities)

                                   204940308
(CUSIP Number)

                           August 23, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204940308		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Opportunities Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,540,307
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 4,540,307
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,540,307
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% (1)
12		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on a total of approximately 26,358,534 shares of Common Stock outstanding on a post-recapitalization basis, following the share consolidation, as reported on the Issuer’s Form F-10/A, dated August 10, 2011.

CUSIP No. 204940308		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,540,307
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 4,540,307
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,540,307
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% (2)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(2) Based on a total of approximately 26,358,534 shares of Common Stock outstanding on a post-recapitalization basis, following the share consolidation, as reported on the Issuer’s Form F-10/A, dated August 10, 2011.

CUSIP No. 204940308		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,540,307
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 4,540,307
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,540,307
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% (3)
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(3) Based on a total of approximately 26,358,534 shares of Common Stock outstanding on a post-recapitalization basis, following the share consolidation, as reported on the Issuer’s Form F-10/A, dated August 10, 2011.

Item 1(a).	Name of Issuer:

Compton Petroleum Corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Suite 500, Bankers Court 850 – 2nd Street SW Calgary, Alberta, Canada T2P 0R8

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Opportunities Advisors is the general partner of each of (i) TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), which directly holds 1,135,101 shares of Common Stock of the Issuer (the “Opportunity I Shares”) reported herein and (ii) TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), which directly holds 3,405,206 shares of Common Stock of the Issuer (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “Shares”) reported herein. Because of Opportunities Advisors’ relationship to the TPG Funds, Opportunities Advisors may be deemed to beneficially own the Shares.

The TPG Funds in the aggregate also hold 256,863 warrants of the Issuer (the “Warrants”), including (i) 64,221 warrants directly held by Opportunity I and (ii) 192,642 warrants directly held by Opportunity III.  Pursuant to the Warrant Indenture between the Issuer and Computershare Trust Company of Canada, dated August 22, 2011 (the “Warrant Indenture”), the Warrants shall be deemed to be exercised for Common Stock of the Issuer upon the earlier of (i) the date on which the Threshold Price (as defined in the Warrant Indenture) reaches or exceeds a certain price or (ii) the moment immediately prior to the completion of a transaction that would constitute a Change of Control (as defined in the Warrant Indenture) at a purchase price per share of Common Stock of the Issuer equal to at least a certain price.  The Warrants are not currently exercisable and, if unexercised, shall expire at 5:00 p.m. (Toronto time) on August 22, 2014.

David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of each of the Reporting Persons is as follows: c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Forth Worth, Texas 76102
Item 2(c).	Citizenship: See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities: Common Stock, no par value (“Common Stock”).

Item 2(e).	CUSIP Number: 20494 0308.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv) Shared power to dispose or direct the disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable .

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

TPG Opportunities Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami, on behalf of James G. Coulter (5)

_______________

(4) Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(5) Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Opportunities Advisors, Inc., David Bonderman and James G. Coulter, dated as of January 13, 2012, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Opportunities Advisors, Inc., David Bonderman and James G. Coulter on January 13, 2012 (SEC File No. 005-79881).